UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July 2008

001-31609
(Commission File Number)

Telkom SA Limited
 (Translation of registrant’s name into English)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

            On June 20, 2008, Telkom SA Limited (“Telkom”) filed its proposed overall tariff increase of 2.4% with the Independent Communications Authority of South Africa. The proposed price changes, if approved, will become effective from August 1, 2008. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 3, 2008, Telkom announced that the class B shareholder's representative on the board of Telkom, Mr. AG Rhoda had resigned as a director of Telkom with immediate effect. Mr. Rhoda will be replaced by Mr. B Molefe with immediate effect. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On July 11, 2008, Vodacom Group (Proprietary) Limited (“Vodacom”) (unlisted), in which Telkom has a 50% holding, announced the appointment of Pieter Uys as chief executive officer of the Vodacom Group with effect from October 1, 2008. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On July 15, 2008, Telkom issued a further cautionary announcement regarding the non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc to acquire a portion of Telkom's stake in Vodacom and a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders ("the Consortium"), which stated that the Consortium was considering making an offer for the entire issued share capital of Telkom, in each case subject to a number of preconditions. A copy of the further cautionary announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.  The further cautionary announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On July 21, 2008, Telkom advised its shareholders that its Form 20-F for the year ended March 31, 2008 had been filed with the Securities Exchange Commission on July 18, 2008. A copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The annual report contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On July 22, 2008, Vodacom issued its trading update for its results for the quarter ended June 30, 2008. A copy of the trading update is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

On July 29, 2008, Telkom issued an announcement regarding the terms and conditions of Vodacom’s proposed broad-based black economic empowerment (BEE) transaction.  A copy of the announcement is attached hereto as Exhibit 99.7 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf related to such subject matter, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, any changes to our mobile strategy and Vodacom holdings and our ability to successfully implement such strategy and organizational changes thereto, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act and the impact of these requirements on our business; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Exhibit	Description

99.1	Announcement, dated June 20, 2008, issued by Telkom SA Limited (“Telkom”), regarding its proposed overall tariff increase of 2.4% filed with the Independent Communications Authority of South Africa.

99.2
Announcement, dated July 3, 2008, issued by Telkom, regarding the resignation of the class B shareholder's representative on the board of Telkom, Mr. AG Rhoda, and the appointment of Mr. B Molefe with immediate effect.

99.3
Announcement, dated July 11, 2008, issued by Vodacom Group (Proprietary) Limited (“Vodacom”) (unlisted), in which Telkom has a 50% holding, announcing the appointment of Pieter Uys as chief executive officer of the Vodacom Group with effect from October 1, 2008.

99.4
Further cautionary announcement, dated July 15, 2008, issued by Telkom, regarding the non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc to acquire a portion of Telkom's stake in Vodacom and a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders ("the Consortium"), which stated that the Consortium was considering making an offer for the entire issued share capital of Telkom, in each case subject to a number of preconditions.

99.5
Announcement, darted July 21, 2008, issued by Telkom, advising its shareholders that its Form 20-F for the year ended March 31, 2008 had been filed with the Securities Exchange Commission on July 18, 2008.

99.6	Trading update, dated July 22, 2008, issued by Vodacom, of its results for the quarter ended June 30, 2008.

99.7	Announcement, dated July 29, 2008, issued by Telkom, regarding the terms and conditions of Vodacom’s proposed broad-based black economic empowerment (BEE) transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Deon Fredericks
Name:	Deon Fredericks
Title:	Acting Chief of Finance

Date:  August 6, 2008